FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934





                         For the month of August, 2005




                          HEALTHCARE TECHNOLOGIES LTD.
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                 (Translation of Registrant's name into English)

   Beit Amargad, 32 Shaham Street, Kiryat Matalon, Petach Tikva, Israel, 49170
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                    (Address of principal executive offices)




Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

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                                               Table of Contents



                                                                          Page

Healthcare Technologies Ltd. press release, dated  August 9, 2005          4






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                            [Form 6-K Signature Page]

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /S/ Eran Rotem
                                                    ------------------
                                                    Eran Rotem
                                                    Chief Financial Officer


Dated: August 15, 2005


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FOR:                   HEALTHCARE TECHNOLOGIES LTD.

CONTACT:               Eran Rotem CFO
                       972-3-9277232/3

PRNEWSWIRE             Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:               info@prnewswire.co.il
                       Tel: + 972 3 5742238
                       Fax: + 972 3 5742239
                       Cellular + 972 64 308081


                   HEALTHCARE TECHNOLOGIES REPORTS 2005 SECOND
                          QUARTER & SIX MONTHS RESULTS

Petach-Tikva, ISRAEL, August 9, 2005 --- Healthcare Technologies Ltd. (NASDAQ:
HCTL), today announced unaudited results for the second quarter and six months ended June 30, 2005.

     Revenues for the first six months of 2005 were $5.89 million, compared to $5.79 million for the first six months of 2004. The gross profit for the first half of the year was $2.11 million versus $2.16 million for the same period in 2004. The net profit for such period was $202 thousand, versus a net profit of $144 thousand, for the first half of 2004.

     Revenues for the second quarter of 2005 were $2.79 million, as compared to $2.83 million for the corresponding quarter last year. The second quarter gross profit was $1.0 million, as compared to $0.89 million in the second quarter of 2004. The net profit for the second quarter was $39 thousand, compared to a net loss of $(84) thousand, for the second quarter of last year.

     Shareholders' equity on June 30, 2005 was $6.56 million, compared to $1.90 million on December 31, 2004. The $4.7 million increase in Shareholders equity is mostly due to the sale of the company's shares in Procognia as previously announced. Current assets net of current liabilities at the end of the period were $2.9 million, compared to $2.8 million on December 31, 2004.

                          ABOUT HEALTHCARE TECHNOLOGIES

     Healthcare Technologies Ltd. through it subsidiaries and affiliate Gamidor Diagnostics (1984) Ltd. ,Danyel Biotech Ltd. and Savyon Diagnostics Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.


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                          HEALTHCARE TECHNOLOGIES LTD.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
    (U.S. DOLLARS IN THOUSANDS, EXCEPT PROFIT (LOSS) PER SHARE INFORMATION)

                                                                              Six Months     Year
                                               Three Months Ended               Ended        Ended
                                       06/30/05     06/30/04      06/30/05     06/30/04     12/31/04
                                       -------      -------       -------      -------      -------
Sales                                    2,788        2,833         5,891        5,788       12,130
Gross profit                             1,000          895         2,114        2,158        4,205
Net profit (Loss)                           39          (84)          202          144         (350)
Profit (loss) per share                   0.01        (0.01)         0.03         0.02        (0.05)
Weighted average number of shares
and share equivalents outstanding
(in Thousands)                           7,703        7,649         7,703        7,649        7,667

                          CONSOLIDATED BALANCE SHEET ,
                              (U.S $ IN THOUSANDS)

                                  June 30,       June 30,     December 31,
                                   2005           2004           2004
                                   -----          -----          -----
Cash and cash equivalents            969            909            951
Total current assets               6,255          6,712          7,145
Total current liabilities          3,357          3,368          4,313
Shareholder's equity               6,561          2,512          1,902


SAFE HARBOR: This press release contains certain forward looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward looking statement made by or on behalf of Healthcare Technologies Ltd. Readers are referred to the documents filed by the company with the Securities Exchange Commission, specifically the most recent report on Form 20F that identifies important risks which could cause actual results to differ from those contained in the forward looking statements.



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